51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

August 18, 2026

Item 3 News Release

The news release dated August 18, 2026 was disseminated through TMX Newsfile .

Item 4 Summary of Material Change

Pursuant to a Securities Purchase Agreement dated November 14, 2025, as amended on June 30, 2026 (the "Agreement") for the issuance of Series A Convertible Preferred Shares (the "Financing") through a facility with an institutional investor (the "Investor"), the Company has issued the fourth tranche of 1,500 Series A Convertible Preferred Shares in a private placement for gross proceeds of US$1,425,000.

Each Series A Convertible Preferred Share is eligible to be converted into common shares in the capital of the Company (each, a "Common Share") based on a specified conversion rate equal to the quotient of 105% of the stated value of each Series A Convertible Preferred Share, plus any additional amounts owing to the Investor at the time of conversion,  and 125% of the closing price of the Common Shares on NASDAQ on the day prior to the issuance of such Series A Convertible Preferred Shares.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Pursuant to the Financing, the Company has issued the fourth tranche of 1,500 Series A Convertible Preferred Shares in the Private Placement for gross proceeds of US$1,425,000.

The Company paid Digital Offering LLC a cash commission equal to 5.0% of the aggregate gross proceeds from the sale of Series A Convertible Preferred Shares.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

August 18, 2026